April 11, 2008

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

Office of Mergers & Acquisitions
Division of Corporate Finance
100 F. Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628
Attention:                 Ms. Peggy Kim

                                                                        Attorney -Adviser

Re:	Furniture Brands International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2008 by SCSF Equities, LLC
File No. 001-00091

Ladies and Gentlemen:

The undersigned, as part of his/its response to the comment letter addressed to Jeffrey Symons from the staff of the Securities and Exchange Commission (the “Commission”) dated April 10, 2008, each hereby acknowledge the following:

•	he/it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	he/it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact either Thomas Christopher (212-446-4790) and/or Jeffrey Symons (212-446-4825) of Kirkland & Ellis LLP.

[Signature page follows.]

Thank you for your cooperation and attention to this matter.

Sincerely,

SCSF Equities, LLC

By:	/s/ Melissa Klafter
Name:	Melissa Klafter
Its:	Vice President

Sun Capital Securities Offshore Fund, Ltd.

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capitals Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	/s/ Marc J. Leder
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By:	/s/ Melissa Klafter
Name:	Melissa Klafter
Its:	Vice President

/s/ Marc J. Leder
Name: Marc J. Leder

/s/ Rodger R. Krouse
Name: Rodger R. Krouse

/s/ Alan Schwartz
Name: Alan Schwartz

/s/ Ira Kaplan
Name: Ira Kaplan

/s/ T. Scott King
Name: T. Scott King